Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN

4D pharma Announces an Update on Administration and Suspension of Trading

Leeds, UK – December 30, 2022 - 4D pharma plc (AIM: DDDD) (in administration), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today provides an update on developments since the announcement of the suspension of its shares from trading on the AIM market of the London Stock Exchange and the appointment of David Pike and James Clark of Interpath Advisory as joint administrators (the “Joint Administrators”) on 24 June 2022.

The Joint Administrators are working with the Company’s advisers on proposals to rescue 4D pharma, exit administration and return the Company to the control of its directors, with the intention of lifting the suspension and restoring trading in the Company’s ordinary shares.

To that end, a circular is today being posted to the Company’s shareholders which contains a notice of General Meeting to be held on 16 January 2023. The relevant sections of the circular are set out in full below and a copy of the circular will be made available on the Company’s website in due course (https://www.4dpharmaplc.com).

“Introduction

On 24 June 2022, 4D pharma plc was placed into administration and James Clark and David Pike of Interpath Advisory were appointed as joint administrators to 4D pharma plc. Trading of the Company’s Ordinary Shares on AIM was suspended on the same day. The Company was placed in administration by Oxford Finance who held approximately $13,216,482 of secured debt against the Company’s assets. On 7 October 2022, this debt was acquired by Armistice, a U.S. based specialist healthcare investor, with a view to converting the debt into equity alongside an equity investment to bring the Company out of administration.

As an intermediate step towards the Company looking to exit administration and seeking the lifting of the suspension of the Company’s Ordinary Shares on AIM, the Financing Package was offered by Armistice (with no input from the Joint Administrators). The equity component of the Financing Package is subject to Shareholder approval. Under the terms of the Financing Package, the Company and Armistice have agreed an amendment to the Loan Agreement which allowed a further $1,600,000 to be made available to the Company, a new Subordinated Loan Agreement (under which Duncan Peyton and Alex Stevenson act as lenders to the Company alongside Armistice) which allows an additional $600,000 to be made available to the Company and an equity fundraising totaling up to $15,000,000. Additionally, amendments have been made to the Loan Agreement which would allow outstanding amounts due to be convertible into Ordinary Shares and/or Pre-Payment Warrants (subject to Shareholder approval).

In order to access the Financing Package, the Company is required to convene and hold the General Meeting at which resolutions shall be put to Shareholders to obtain the requisite shareholder authorities and waivers to give the Board authority to allot the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants contemplated by the Financing Package.

The purpose of this Document is to explain the background to and reasons for the Financing Package and to give the Shareholders notice of the General Meeting, at which the Resolutions will be put to Shareholders. For the avoidance of doubt, the Joint Administrators make no representations as to the likelihood of success of the Fundraising Package or Fundraising, or recommendations as to which voting intention you may wish to take at such General Meeting. Similarly, the Joint Administrators make no representations as to the likelihood that the suspension of the Ordinary Shares on AIM will be lifted.

If the Resolutions are not passed by the close of business on 20 January 2023, the conditions underlying the Financing Package will not be met and the Financing Package will not be secured by the Company. In the absence of the Fundraising, the Company has no other viable options and as no alternative sources of funding are available, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

Background to and reasons for the Fundraising

To exit administration, the Company will be required to pay down or otherwise settle all secured and unsecured creditors (the cost of this is estimated to be £2,140,189 as at the date of this Document), excluding those under the Loan Agreement and Subordinated Loan Agreement. The Company must also be able to show that it has sufficient working capital to last for at least 12 months. The additional capital from the Fundraising will provide a cash runway to enable the Company to continue to conduct its research and clinical activities as well as optimise the prospect of strategic partnerships across the key technology areas of the Micro Rx platform, in house manufacturing and clinical pipeline.

This strategy of funding the internal development of selected product candidates combined with the formation of strategic partnerships to utilise the Company’s enabling technology with the MicroRx platform and manufacturing capability is intended to balance the ongoing funding requirements for the Company by maximizing the value of the overall product portfolio.

The $15 million equity component of the Fundraising is subject to the Shareholders’ approval of the Resolutions, the Company’s exit from administration and the lifting of the suspension of the Ordinary Shares on AIM. The Resolutions will also allow for the conversion of the existing secured indebtedness into equity.

As soon as practicable following passing of the Resolutions at the General Meeting, the Joint Administrators intend to make an application to the court to be listed for a hearing on an urgent basis to approve the Company’s exit from administration. Provided the court approves the listing on an urgent basis, it is expected that the hearing will be within approximately two weeks of passing on the Resolutions. Should the court approve the exit from administration, the Joint Administrators will vacate office (and the Board of Directors will resume their full authority) following receipt and finalisation of the court order which would be expected to be within two days of the court hearing.

Shortly after the Company’s entry into administration, the Joint Administrators and the Directors engaged in extensive negotiations with a range of potential purchasers of the Company’s business and/or assets. Despite extensive due diligence and negotiation by the potential bidders (including between the respective parties’ legal advisers), all of the bids were withdrawn due to a number of reasons including timing, strategic fit and complexity of the transaction surrounding administration.

In the absence of the Fundraising, the Company has no other viable options and as no alternative sources of funding are available, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

Use of Proceeds

The net proceeds from the Fundraising will be used firstly to pay the expenses of the ongoing administration, including paying off its outstanding unsecured creditors positions (circa £2,140,189) and exiting administration, and secondly for funding the Company’s research and clinical activities and for general corporate purposes as outlined in section 2 above.

Details of the Loan Agreement, Subordinated Loan Agreement, Subscription Agreement, Pre-Payment Warrants and Ordinary Warrants

Loan Agreement

The Loan Agreement was amended on 3 December 2022 by way of an amendment letter, and further amended on 29 December 2022 by way of a further amendment letter (the “Amendment Letters”).

Under the terms of the Loan Agreement, the lender (originally Oxford Finance, now Armistice) provides the Company with term loans of $12,500,000 (further facilities provided for under the Loan Agreement of $7,500,000 and $10,000,000 were never drawn). This was amended by the Amendment Letters, which replaced the undrawn term loan facilities of $7,500,000 and $10,000,000 with a single term loan of $1,600,000 (each outstanding term loan being a “Loan”, together the “Loans”). The principal amount outstanding under the Loan Agreement as at 29 December 2022 (being the last practicable date prior to the publication of this Document) is $14,100,000.

The terms of the Loan Agreement were amended by the Amendment Letters so that additional conditions precedent must be satisfied prior to the second loan of $1,600,000 being drawn. Additionally under the terms of the Loan Agreement (as amended by the Amendment Letter) on the Ordinary Shares returning from suspension on AIM, Armistice has the right to require that all or part of the amount outstanding under the Loans be converted into Ordinary Shares at £0.06 per Ordinary Share or Pre-Payment Warrants at £0.0575 per Pre-Payment Warrant (and that two Ordinary Warrants be issued for every Ordinary Share or Pre-Payment Warrant issued as part of the conversion provisions under the Amendment Letters). Under the terms of the Amendment Letters, interest under the Loan Agreement is not payable until 31 March 2024 and the Loans will not amortise until the Amortisation Date (which cannot be earlier than 31 March 2024).

If the Company completes a single raise of equity totaling $15,000,000 or more by way of an issue of Ordinary Shares (but excluding any amount raised pursuant to (i) an allotment of Ordinary Shares pursuant to the Subscription Agreement and/or (ii) an allotment of Ordinary Shares on the exercise subscription rights of Pre-Payment Warrants or Ordinary Warrants) while amounts remain outstanding under the Loan Agreement, Armistice shall be entitled to require the Company to make an immediate repayment of 50 per cent. of such amounts as remain outstanding (together with applicable interest).

The right to serve a notice of conversion is conditional on the passing of shareholder resolutions to give the Company the requisite authorities to allot and issue the Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants. Only the Lender may serve a notice requesting a conversion of the Loans into shares. If having received the conversion notice the Company does not issue the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants on the conversion date then it must repay the Loans that are the subject of the conversion notice.

If the full amount outstanding under the Loans were so converted, Armistice would be entitled to 207,541,667 Ordinary Shares and 415,083,334 Ordinary Warrants or 216,565,217 Pre-payment Warrants and 433,130,434 Ordinary Warrants. This calculation assumes that the total amount outstanding under the Loans is $14,943,000 (including interest accrued up to the date of this circular) and that the prices for the Ordinary Shares and Pre-Payment Warrants are as follows: £0.06 per Ordinary Share and £0.0575 per Pre-Payment Warrant.

Subordinated Loan Agreement

On 3 December 2022, the Company entered into a subordinated loan agreement (the “Subordinated Loan Agreement”) pursuant to which the Company was granted access to the Subordinated Loan. The lenders in connection with the Subordinated Loan are Armistice, Duncan Peyton and Alex Stevenson. Each of Duncan Peyton and Alex Stevenson committed to lend the Company $150,000 each, and Armistice committed to lend the Company $300,000, in each case subject to fulfillment of certain conditions. If all of the Loans under the Loan Agreement (as amended by the Amendment Letters) are subject to conversion in accordance with the terms of the Amendment Letters then the outstanding portion of the Subordinated Loan shall be converted on the same basis.

Subscription Agreement

On 3 December 2022, the Company and Armistice entered into an agreement, which was subsequently amended and restated on 29 December 2022 (the “Subscription Agreement”). Under the terms of the Subscription Agreement, Armistice has agreed to invest up to $15,000,000 for the purpose of subscribing for Ordinary Shares and / or Pre-Payment Warrants (the “Subscription”).

The Subscription is subject to a number of conditions, including the passing of the Resolutions.

Under the terms of the Subscription Agreement, Armistice has agreed that it will subscribe for Ordinary Shares and Pre-Payment Warrants as follows:

a.	$6,000,000 on the second business day following Admission;
b.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 60th day after the date of Admission;
c.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a) and (b) have been made); and

d.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a), (b) and (c) have been made).

For Ordinary Shares subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.06 per share. For Pre-Payment Warrants subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.0575 per warrant.

If the subscription obligations in the Subscription Agreement oblige the Armistice to subscribe for Ordinary Shares representing more than 9.9 per cent. of the enlarged issued share capital, Armistice will instead subscribe for Pre-Payment Warrants. Pre-Payment Warrants are exercisable at any time on payment of £0.0025.

Armistice will be allotted two Ordinary Warrants, for every one Ordinary Share or Pre-Payment Warrant that Armistice is allotted pursuant to the Subscription Agreement. One of the Ordinary Warrants so allotted shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.08, and the other shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.10.

Pre-Payment Warrants

The Pre-Payment Warrants will be constituted by the Pre-Payment Warrant Instrument.

Under the terms of the Pre-Payment Warrant Instrument, each Pre-Payment Warrant is capable of being exercised at any time after the date of grant until the Pre-Payment Warrant is exercised in full, save that no Ordinary Shares will be issued pursuant to the Pre-Payment Warrants which would result in any holder holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Pre- Payment Warrant Instrument up to a maximum of 9.99 per cent. The Pre-Payment Warrant exercise price is £0.0025, subject to certain adjustments.

The Pre-Payment Warrants will not be separately admitted to trading on AIM, but the Ordinary Shares which will arise following any valid exercise of Pre-Payment Warrants will be admitted to trading as part of the Company’s single class of shares admitted to trading on AIM or the relevant exchange on which the Company’s shares are traded at the time the Pre-Payment Warrants are exercised.

Ordinary Warrants

As part of the Financing Package two Ordinary Warrants shall be allotted to Armistice in consideration for Armistice subscribing for every Ordinary Share or Pre-Payment Warrant subscribed pursuant to the Subscription Agreement or on conversion of the Loan or Subordinated Loan. The Ordinary Warrants will be constituted by the Ordinary Warrant Instrument.

Under the terms of the Ordinary Warrant Instrument, each Ordinary Warrant is capable of being exercised at any time after the date of grant until the fifth anniversary of the date of issue of the Ordinary Warrant, save that no Ordinary Shares will be issued pursuant to the Ordinary Warrants which would result in any person holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Ordinary Warrant Instrument up to a maximum of 9.99 per cent. 50 per cent. of the Ordinary Warrants so issued shall have an exercise price of £0.08, and the other 50 per cent. of the Ordinary Warrants so issued shall have an exercise price of £0.10.

The Ordinary Warrants will not be separately admitted to trading on AIM, but the Ordinary Shares which will arise following any valid exercise of Ordinary Warrants will be admitted to trading as part of the Company’s single class of shares admitted to trading on AIM or the relevant exchange on which the Company’s shares are traded at the time the Ordinary Warrants are exercised.

Information on Armistice

Armistice is a global, long/short, value-oriented and event-driven hedge fund focused primarily on the health care and consumer sectors. It invests predominantly in equities and can be opportunistic across the capital structure. It seeks to maximize the opportunity set of investment candidates allowing for the selection of unique, concentrated bets to generate uncorrelated returns. Armistice maintains significant position and portfolio level hedges in an effort to mitigate basis and market risks. Armistice views its strategy as the marriage of value and event and aims to produce compelling risk-adjusted returns in all markets.

Dilution

The Ordinary Shares to be allotted pursuant to the Fundraising and the conversion of the Loan and Subordinated Loan will represent 70.65 per cent. of the Company’s enlarged ordinary share capital.

The Ordinary Shares to be allotted pursuant to the Fundraising, conversion of the Loan and Subordinated Loan and exercise of all Ordinary Warrants will represent 87.84 per cent. of the Company’s enlarged ordinary share capital.

The calculations in this section take into account interest accrued on the Loan and Subordinated Loan up to the date of this Document (where relevant) and assumes that all Pre-Payment Warrants and Ordinary Warrants are exercised in full.

Business of the General Meeting

The Directors do not currently have sufficient authorisation to allot the New Ordinary Shares, the Pre-Payment Warrants or the Ordinary Warrants pursuant to the Fundraising, nor to allot the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants pursuant to the conversion of (or grant rights so to convert) the principal and interest due under the Loan Agreement and Subordinated Loan Agreement. Accordingly, the Board is seeking the approval of Shareholders for authorisation to allot such Ordinary Shares and Warrants and to disapply pre-emption rights in respect of such allotments at the General Meeting.

Consequences of the Resolutions Failing to Pass

The Company’s current access to cash is reliant on funding advanced from Armistice. As is evident from the extensive sale process conducted by the Joint Administrators, alternative means of stabilising the capital structure of the Company and securing further funding are not available.

In the present circumstances, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

The Company’s exit from administration is not possible without sufficient commitments to the Company’s funding requirements in order for the Joint Administrators to conclude that the statutory purpose of the Company’s administration has been achieved. Cognizant of that legal threshold, Armistice have presented the Financing Package to the Company. The acceptance of the Financing Package and any other matters to which the General Meeting as proposed by the Notice seeks to authorise or discuss, is a shareholder matter and the Joint Administrators put forward no recommendations to the Shareholders as to the merits, economic value or appropriateness of such options available to the Company.

Additional information

Loan Agreement

The Loan Agreement was amended on 3 December 2022 by way of an amendment letter, and further amended on 29 December 2022 by way of a further amendment letter (the “Amendment Letters”).

Under the terms of the Loan Agreement, the lender (originally Oxford Finance Luxembourg S.A R.L, now Armistice) provides the Company and its wholly owned subsidiaries 4D Pharma Research Limited, 4D Pharma Cork Limited and 4D Pharma Delaware Inc with term loans of $12,500,000 (further facilities provided for under the Loan Agreement of $7,500,000 and $10,000,000 were never drawn). The Loan Agreement was amended by the Amendment Letters, which replaced the term loans of $7,500,000 and $10,000,000 with a single term loan of $1,600,000 (each outstanding term loan being a “Loan”, together the “Loans”). Under the Loan Agreement, the Company provides security to the lender in the form of collateral over the shares of its subsidiaries, property owned by the Company and all property and assets owned by its Scottish and Irish subsidiaries.

Under the Loan Agreement the Company provides security to the lender in the form of collateral over the shares of its subsidiaries, assets owned by the Company and the Company’s Scottish, Delaware and Irish subsidiaries provide security over all of their assets.

The Loans are to be used to fund the Company’s working capital requirements, although this purpose was amended by the Amendment Letters which allows the Loan for $1,600,000 to also be used to pay costs related to the Company’s administration.

The terms of the Loan Agreement were amended by the Amendment Letters so that additional conditions precedent must be satisfied prior to the loan of $1,600,000 being drawn. These conditions include that no major default is occurring (or would occur as a result of the borrowing) and that an administration plan and disbursement letter has been provided to the collateral agent appointed by the Loan Agreement.

If the Company completes a single raise of equity totaling $15,000,000 or more by way of an issue of Ordinary Shares (but excluding any amount raised pursuant to (i) an allotment of Ordinary Shares pursuant to the Subscription Agreement and/or (ii) an allotment of Ordinary Shares on the exercise subscription rights of the Pre-Payment Warrants or the Ordinary Warrants) while amounts remain outstanding under the Loan Agreement, Armistice shall be entitled to require the Company to make an immediate repayment of 50 per cent. of such amounts as remain outstanding (together with applicable interest).

Additionally under the terms of the Loan Agreement (as amended by the Amendment Letters) on the Ordinary Shares being re-listed to AIM, Armistice has the right to require that all or part of the amount outstanding under the Loans be converted into Ordinary Shares or Pre-Payment Warrants (or a combination thereof). If such an election is made, Armistice shall be entitled to be allotted:

a.	Ordinary Shares at an issue price of £0.06; or
b.	Pre-Payment Warrants at a price of £0.0575 per Pre-Payment Warrant, such Pre-Prepayment Warrants to have an exercise price of £0.0025 per Ordinary Share; and
c.	in either case, two Ordinary Warrants for every Ordinary Share or Pre-Payment Warrant so issued, with 50 per cent. of such Ordinary Warrants having an exercise price of £0.08, and the other 50 per cent. of such Ordinary Warrants having an exercise price of £0.10.

The right to serve a notice of conversion is conditional on the passing of shareholder resolutions to give the Company the requisite authorities to allot and issue the Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants. As at 28 December 2022 (being the last practicable date prior to the publication of this Document) the amount outstanding under the Loan Agreement is $14,943,000. Only the Lender may serve a notice requesting a conversion of the Loans into Ordinary Shares or Pre-Payment Warrants. If having received the conversion notice, the Company does not issue the Ordinary Shares on the conversion date then it must repay the Loans that are the subject of the conversion notice.

If the full amount outstanding under the Loans were so converted at a price of £0.06 per Ordinary Share or £0.0575 per Pre-Payment Warrant, Armistice would be entitled to 207,541,667 Ordinary Shares and 415,083,334 Ordinary Warrants or 216,565,217 Pre-payment Warrants and 433,130,434 Ordinary Warrants. This calculation assumes that the total amount outstanding under the Loans is $14,943,000 (including interest) and an exchange rate of US$1.20: £1.00.

Subordinated Loan Agreement

On 3 December 2022, the Company entered into the Subordinated Loan Agreement pursuant to which the Company was granted access to an unsecured and subordinated loan of $600,000. The lenders in connection with the Subordinated Loan are Armistice, Duncan Peyton and Alex Stevenson. Each of Duncan Peyton and Alex Stevenson committed to lend the Company $150,000, and Armistice committed to lend the Company $300,000.

The Subordinated Loan Agreement refers to the Loan Agreement, with it being noted that no drawing may be made under the Subordinated Loan Agreement until the Amendment Letters have been signed and the Company has passed all requisite resolutions at a general meeting of its shareholders to give the board of the Company all necessary authorities and waivers to enable the issuance of Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants in accordance with the Loan Agreement.

If all of the Loans under the Loan Agreement (as amended by the Amendment Letters) are subject to conversion in accordance with the terms of the Amendment Letters then the outstanding Subordinated Loans shall be converted on the same basis.

The Subordinated Loan is non-amortising and is repayable 30 days after the maturity date of the Loans under the Loan Agreement (as amended by the Amendment Letters). Interest accrues on the same basis and is payable at the same time as under the Loan Agreement (as amended by the Amendment Letters).

The terms of the Subordinated Loan Agreement provide that the Subordinated Loan is unsecured, does not benefit from any corporate guarantees and is expressed to be subordinated to the Loans under the Loan Agreement.

Subscription Agreement

Under the terms of the Subscription Agreement, Armistice has agreed to invest up to $15,000,000 for the purpose of subscribing for Ordinary Shares and / or Pre-Payment Warrants (the “Subscription”).

The Subscription is conditional upon:

a.	The requite authorities being passed by the Company’s shareholders to give the board of the Company all necessary authorities and waivers to enable the issuance of Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants in accordance with the Subscription Agreement and the Loan Agreement;
b.	The Company exiting administration by no later than 8.00 a.m. (London time) on 14 February 2023;
c.	Admission being effective by no later than 8.00 a.m. (London time) on the business day falling two months following the exit from administration; and
d.	For each subscription other than the $6,000,000 funded on Admission, no liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer has been appointed over the Company.

Under the terms of the Subscription Agreement, Armistice has agreed that it will subscribe for Ordinary Shares and Pre-Payment Warrants as follows:

a.	$6,000,000 on the second business day following Admission;
b.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 60th day after the date of Admission;
c.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a) and (b) have been made); and
d.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a), (b) and (c) have been made).

For Ordinary Shares subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.06 per Ordinary Share. For Pre-Payment Warrants subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.0575 per Pre-Payment Warrant.

If the subscription obligations in the Subscription Agreement oblige Armistice to subscribe for Ordinary Shares which will result in its shareholding representing more than 9.9 per cent. of the enlarged issued share capital, Armistice will instead subscribe for Pre-Payment Warrants.

Armistice will be allotted two Ordinary Warrants for every one Ordinary Share or Pre-Payment Warrant that Armistice acquires pursuant to the Subscription Agreement. One of the Ordinary Warrants so allotted shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.08, and the other shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.10.

Pre-Payment Warrants

Under the terms of the Pre-Payment Warrant Instrument, each Pre-Payment Warrant is capable of being exercised at any time after the date of grant until the Pre-Payment Warrant is exercised in full, save that no Ordinary Shares will be issued on the exercise of the Pre-Payment Warrants which would result in any holder holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased by the holder in accordance with the provisions of the Pre-Payment Warrant Instrument up to a maximum of 9.99 per cent. Armistice will pay the full exercise price of a Pre-Payment Warrant, less the sum of £0.0025 (being the nominal value of an Ordinary Share) on the allotment of the Pre-Payment Warrant. The Pre-Payment Warrant exercise price is £0.0025 per Ordinary Share, subject to certain adjustments (the “Exercise Price”).

The Pre-Payment Warrant Instrument contains customary provisions for adjustments to the Exercise Price and the number of Ordinary Shares issuable upon exercise of the Pre-Payment Warrants in certain circumstances, including if the following events occur:

a.	If the Company, at any time while a Pre-Payment Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (ii) subdivides or consolidates its Ordinary Shares or (iii) issues by reclassification of Ordinary Shares any shares of capital stock of the Company.

b.	If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares.

c.	If, at any time while a Pre-Payment Warrant is outstanding, there is a Fundamental Transaction, then Armistice shall have the right to exercise the Pre-Payment Warrant concurrent with, or following, the closing of the Fundamental Transaction and receive, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of such Pre-Payment Warrant.

In certain circumstances, holders of Pre-Payment Warrants can require that the Company or any successor to the Company pays (to the extent lawful) to the holders, the value of the unexercised portion of the Pre- Payment Warrants as at the date of the Fundamental Transaction using the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the Fundamental Transaction. The value of the Pre-Payment Warrants will be determined in accordance with a Black-Scholes valuation provision.

The Pre-Payment Warrants may be exercised for cash but the Pre-Payment Warrant Instrument also contains provisions for cashless exercise of Pre-Payment Warrants. Under these provisions, a holder may exercise Pre-Payment Warrants in respect of a number of Ordinary Shares but only receive a lesser number of Ordinary Shares having a market value equal to the difference between the market value of the number of Ordinary Shares in respect of which Pre-Payment Warrants are exercised and the Exercise Price payable upon that exercise. On a cashless exercise, the holder of the Pre-Payment Warrants may be required to pay up the aggregate nominal value of the lesser number of Ordinary Shares that it receives.

Ordinary Warrants

Under the terms of the Ordinary Warrant Instrument, each Ordinary Warrant is capable of being exercised at any time after the date of grant until the Ordinary Warrant is exercised in full, save that no Ordinary Shares will be issued pursuant to the Ordinary Warrants which would result in any person holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Ordinary Warrant Instrument up to a maximum of 9.99 per cent. 50 per cent. of the Ordinary Warrants issued shall have an exercise price of £0.08, and the other 50 per cent. of the Ordinary Warrants issued shall have an exercise price of £0.10 (in each case, the “OW Exercise Price”).

The Ordinary Warrant Instrument contains customary provisions for adjustments to the OW Exercise Price and the number of Ordinary Shares issuable upon exercise of the Ordinary Warrants in certain circumstances, including if the following events occur:

a.	If the Company, at any time while the Ordinary Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (ii) subdivides or consolidates its Ordinary Shares or (iii) issues by reclassification of Ordinary Shares any shares of capital stock of the Company.
b.	If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares.
c.	If, at any time while the Ordinary Warrant is outstanding there is a Fundamental Transaction, then Armistice shall have the right to exercise the Ordinary Warrant concurrent with, or following, the closing of the Fundamental Transaction and receive, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of the Ordinary Warrant.
d.	If the Company, at any time while the Ordinary Warrant is outstanding, sells, enters into an agreement to sell or grant any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents, at an effective price per share less than the OW Exercise Price then simultaneously with the consummation of this transaction, the OW Effective Price shall be reduced to this lower price.

In certain circumstances, holders of Ordinary Warrants can require that the Company or any successor to the Company pays (to the extent lawful) to the holders, the value of the unexercised portion of the Ordinary Warrants as at the date of the Fundamental Transaction using the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the Fundamental Transaction. The value of the Ordinary Warrants will be determined in accordance with a Black-Scholes valuation provision.

The Ordinary Warrants may be exercised for cash but the Ordinary Warrant Instrument also contains provisions for cashless exercise of Ordinary Warrants. Under these provisions, a holder may exercise Ordinary Warrants in respect of a number of Ordinary Shares but only receive a lesser number of Ordinary Shares having a market value equal to the difference between the market value of the number of Ordinary Shares in respect of which Ordinary Warrants are exercised and the OW Exercise Price payable upon that exercise. On a cashless exercise, the holder of the Ordinary Warrants may be required to pay up the aggregate nominal value of the lesser number of Ordinary Shares that it receives.

Expected Timetable of Principal Events

Announcement of the Fundraising	30 December 2022

Latest time and date for receipt of completed forms of proxy	9.00 a.m. on 14 January 2023

General Meeting	9.00 a.m. on 16 January 2023

Announcement of results of General Meeting	16 January 2023

Exchange Rates

The rates of exchange used, unless otherwise stated, are US$1.20: £1.00 being the rate quoted at the beginning of the business day in the US on 28 December 2022 in the Wall Street Journal.

Definitions

The following definitions apply, unless the context requires otherwise:

“Admission”	the listing of the Ordinary Shares on AIM being restored
“AIM”	a market operated by London Stock Exchange
“AIM Rules”	the AIM Rules for Companies, as published by London Stock Exchange from time to time
“Announcement”	the announcement released by the Company on 30 December 2022 related to the Fundraising
“Armistice”	Armistice Capital Master Fund Ltd
“Board” or “Directors”	the directors of the Company
“Company”	4d pharma plc (in administration), a company incorporated in England and Wales with registered number 08840579
“Document”	this document which for the avoidance of doubt does not comprise a prospectus (under the Prospectus Regulation) or an admission document (under the AIM Rules)
“Financing Package”	the Fundraising proposal
“Fundamental Transaction”	means (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50 per cent. or more of the outstanding Ordinary Shares, iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganisation or recapitalisation of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalisation, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50 per cent. of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination)

“Fundraising”	the private offering of the New Ordinary Shares and Pre-Payment Warrants
“General Meeting”	the general meeting of Shareholders to be held at the offices of Pinsent Masons LLP at 1 Park Row, Leeds, LS1 5AB at 9.00 a.m. (London time) on 16 January 2023 or any reconvened meeting following any adjournment thereof
“Loans”	the loans of $12,500,000 and $1,600,000 made to the Company pursuant to the Loan Agreement
“Loan Agreement”	the loan and security agreement entered into on 29 July 2021 between, inter alia, the Company, 4D Pharma Research Limited, 4D Pharma Cork Limited and 4D Pharma Delaware Inc (as borrowers) and Oxford Finance Luxembourg S.À.R.L (as lender), which was subsequently assigned to Armistice on 7 October 2022
“London Stock Exchange”	London Stock Exchange plc
“New Ordinary Shares”	the Ordinary Shares to be issued pursuant to the Fundraising
“Notice”	the notice of the General Meeting
“Ordinary Shares”	ordinary shares of £0.0025 each in the capital of the Company
“Ordinary Share Equivalents”	means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares
“Ordinary Warrants”	warrants constituted by the Ordinary Warrant Instrument
“Ordinary Warrant Instrument”	the ordinary warrant deed appended to the Subscription Agreement
“Oxford Finance”	Oxford Finance Luxembourg S.ÀR.L
“Pre-Payment Warrants”	warrants constituted by the Pre-Payment Warrant Instrument
“Pre-Payment Warrant Instrument”	the pre-payment warrant deed appended to the Subscription Agreement
“Resolutions”	the ordinary resolution and special resolution to be proposed at the General Meeting, as set out in the notice of General Meeting
“Shareholders”	holders of Ordinary Shares
“Subordinated Loan”	the unsecured and subordinated loan of $600,000 lent to the Company pursuant to the Subordinated Loan Agreement
“Subordinated Loan Agreement”	the subordinated loan agreement dated 3 December 2022 between, inter alia, the Company (as borrower) and Armistice, Duncan Peyton and Alex Stevenson (as lenders).
“Warrants”	the Pre-payment Warrants and the Ordinary Warrants

All references to “£”, “pence” or “p” are to the lawful currency of the United Kingdom, and all references to “US$” or “$”are to the lawful currency of the United States.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the timing of studies, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include potential delays in the process of admission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Contact Information:

4D pharma

4dpharma@interpathadvisory.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000